UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number:   0-19133

     A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CASH 401(k) PROFIT SHARING PLAN

     B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CASH FINANCIAL SERVICES, INC.
690 East Lamar Boulevard, Suite 400
Arlington, Texas 76011

FIRST CASH 401(k) PROFIT SHARING PLAN

INDEX
Page

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Investment Committee and Administrative Committee
First Cash 401(k) Profit Sharing Plan
Arlington, Texas

We have audited the accompanying statements of net assets available for benefits of the First Cash 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the First Cash 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in its net assets available for benefits for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ STOVALL GRANDEY & ALLEN LLP

Fort Worth, Texas
June 21, 2010

FIRST CASH 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2009	2008
ASSETS:
Investments, at fair value:
Money market funds	$800,382	$518,428
Mutual funds	2,459,951	1,683,206
Common/collective trust funds	4,534,180	3,369,617
First Cash Financial Services, Inc. common stock	4,137,858	4,065,746
Participant loans	703,054	609,754

Total investments	12,635,425	10,246,751

Contributions receivable:
Participant	38,885	373
Employer	14,384	3,876

Total contributions receivable	53,269	4,249

Total assets	12,688,694	10,251,000

LIABILITIES:
Refundable contributions	25,906	25,369
Other liabilities	151	2

Total liabilities	26,057	25,371

Net assets available for benefits	$12,662,637	$10,225,629

See accompanying notes to these financial statements

FIRST CASH 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,

	2009	2008
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,877,924	$(1,171,629)
Interest and dividends	74,688	143,794

Net investment gain (loss)	1,952,612	(1,027,835)

Contributions:
Employer	405,530	419,239
Participant, including rollovers	1,631,625	1,739,407

	2,037,155	2,158,646

Other	17,684	21,405

Total net additions	4,007,451	1,152,216

DEDUCTIONS FROM NET ASSETS ATTIBUTABLE TO:
Benefits paid directly to participants	1,463,235	1,112,987
Loans paid off as part of a distribution	24,284	2,162
Investment management fees	48,475	48,789
Administrative fees	24,190	13,559
Custody fees	10,259	9,258

Total deductions	1,570,443	1,186,755

INCREASE (DECREASE) IN NET ASSETS AVAILABLE
FOR BENEFITS	2,437,008	(34,539)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,225,629	10,260,168

End of year	$12,662,637	$10,225,629

See accompanying notes to these financial statements

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1.     DESCRIPTION OF PLAN

The following brief description of the First Cash 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

Certain amounts in prior year comparative presentations have been reclassified in order to conform to the 2009 presentation.

General

The Plan is a salary deferral plan covering substantially all U.S.-based employees of First Cash Financial Services, Inc. and its wholly-owned subsidiaries (the "Company" or the "Employer") who have completed six months of service with the Company and have reached age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee and custodian of the Plan is TD Ameritrade Trust Company.

Contributions

Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation. However, each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was $16,500 for 2009 and $15,500 for 2008. In addition, participants over age 50 are allowed to contribute an additional $5,500 for 2009 and $5,000 for 2008. The amount of a participant's annual compensation that may be taken into account for purposes of determining the Company's matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. Unless they elect otherwise, employees are automatically enrolled and contribute 3% of their compensation beginning six months after their date of hire. The Company contributes to the Plan a matching amount equal to 40% of the first 6% of the participant's annual compensation that is contributed to the Plan. Participants are eligible to receive Company match contributions after twelve months of service with the Company. The Plan had a Company match true-up provision effective January 1, 2008. In addition, a special discretionary contribution, as determined by the Company, may be contributed, pro rata, based upon each participating employee's compensation to the total compensation of all participating employees. No such contribution was made in 2009 or 2008.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the employer's matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's matching contributions and profit sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants' accounts will be used to reduce future Company contributions to the Plan. The various participant allocations are based on a percentage of the participant's elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

Vesting

Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant's date of hire. Participants become 25% vested in employer contributions after two years, and an additional 25% each year thereafter until 100% vested upon five years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options

Upon enrollment into the Plan, a participant may direct his or her employee contributions in any increment to the Company's common stock or any of the mutual fund investment options offered by TD Ameritrade Trust Company, the trustee of the Plan. Participant contributions directed to purchase the Company's common stock are limited to 20% of the participant's total contributions. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits

Participants whose employment terminates for any reason (except death and disability) are generally entitled to receive the vested portion of their account in the form of a lump sum distribution payable in cash. If a terminated participant's vested balance is $5,000 or less, and the participant does not consent to a distribution of the vested account balance; the vested benefit is automatically rolled over to an IRA provider. If the participant's vested balance exceeds $5,000, no distribution is made from the Plan without the participant's consent. There were $6,982 and $18,527 of benefits payable to participants at December 31, 2009 and 2008, respectively.

Participant Loans

A participant may apply to the plan administrator for a loan under the Plan. All loans made by the trustees shall be subject to the terms and conditions set forth in the Plan Document and Trust Agreement. Participants may borrow up to one-half of their vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are made bi-weekly through after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee, but not to exceed 20 years. Prior to October 1, 2007, participants were allowed to have up to two loans outstanding at any one time. Effective October 1, 2007, a participant may have only one loan outstanding at any one time. Participant loans are collateralized by their respective participant accounts.

Forfeitures

Participants who terminate employment prior to being fully vested in the Company's matching contributions forfeit the non-vested contributions and related earnings. At December 31, 2009 and 2008, there were approximately $94,539 and $69,061, respectively, of forfeited non-vested accounts. Forfeitures of Company matching contributions may be used to reduce future Company contributions to the Plan. In 2009 and 2008, Company matching contributions were reduced by approximately $68,885 and $87,542, respectively, from forfeited, non-vested accounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

Administrative Fees

The Company has paid, at its discretion, certain of the administrative expenses of the Plan. Administrative expenses paid by the Company in 2009 and 2008 were approximately $59,000 and $86,000, respectively.

Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 31, 2008, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has subsequently been amended, the Administrative Committee believes the Plan is still in compliance with IRS regulations.

2.     SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements and supplemental schedules are prepared on the accrual basis of accounting.

Valuation of Investments

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

 Payment of Benefits

Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan, but have not been paid, are deducted from net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles, as applied to defined contribution employee benefit plans, requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Plan has evaluated subsequent events from December 31, 2009 through June 21, 2010, the date the financial statements were issued.

Recent Accounting Pronouncements

Effective July 1, 2009, the FASB established the Codification as the source of authoritative GAAP for companies to use in the preparation of financial statements. The guidance contained in the Codification supersedes all existing non-SEC accounting and reporting standards. The Plan adopted the Codification, as required, for the year ending December 31, 2009.

3.     INVESTMENTS

Investments, at fair value, consisted of the following as of December 31:
	2009		2008

Money Market Fund:
TD Bank USA Institutional MMDA	$679,885	(a)	$416,247
TD Bank USA MMDA	120,497		102,181

	800,382		518,428
Mutual Funds:
Dimensional Fund Advisors US Large Cap Value Fund	670,645	(a)	-
Dreyfus Small Cap Index Fund	241,410		209,796
Dreyfus Basic S&P 500 Stock Index Fund	242,698		145,978
T. Rowe Price International Equity Index Fund	693		-
T. Rowe Price Equity Income Fund	-		277,572
T. Rowe Price Value Fund	-		214,258
American Funds EuroPacific Growth Fund	646,865	(a)	457,124
American Funds Investment Company of America Fund	1,250		-
Vanguard Short Term Bond Index Fund	251,565		125,065
Vanguard Growth Index Fund	404,220		253,413
Vanguard Mid Cap Index Fund	605		-

	2,459,951		1,683,206
Common/Collective Trust Funds:
StarCore I Fund	164,110		155,743
StarCore II Fund	2,451,168	(a)	1,844,608	(a)
StarCore III Fund	515,244	(a)	388,827
StarCore IV Fund	495,228		297,503
StarCore Global Value Fund	161,930		126,064
StarCore International Fund	133,053		84,741
StarCore US Fund	54,277		54,447
StarTrack 2010 Fund	100,728		98,317
StarTrack 2020 Fund	178,859		142,388
StarTrack 2030 Fund	177,033		90,921
StarTrack 2040 Fund	102,550		86,058

	4,534,180		3,369,617

First Cash Financial Services, Inc. common stock	4,137,858	(a)	4,065,746	(a)
Participant loans	703,054	(a)	609,754	(a)

	$12,635,425		$10,246,751

(a) Represents 5% or more of the Plan's net assets.

The Plan's investments (including gains and losses on investments, bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:
	Year Ended December 31,

	2009	2008
Mutual funds	$504,758	$(954,227)
Common/collective trust funds	869,636	(1,182,723)
First Cash Financial Services, Inc. common stock	503,530	965,321

	$1,877,924	$(1,171,629)

4.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

5.     PARTIES - IN - INTEREST

First Cash Financial Services, Inc. common stock and loans to participants are considered parties-in-interest to the Plan. The investment in First Cash Financial Services, Inc. common stock was $4,137,858 and $4,065,746 at December 31, 2009 and 2008, respectively, and appreciated in value by $503,530 and $965,321 during 2009 and 2008, respectively. The balance of loans to participants was $703,054 and $609,754 at December 31, 2009 and 2008, respectively, and interest income was $37,414 and $48,357 during 2009 and 2008, respectively.

The trustee of the Plan, TD Ameritrade Trust Company, is a party-in-interest as defined by ERISA. The trustee invests certain Plan assets in common/collective trust funds and such transactions qualify as party-in-interest transactions permitted by the Department of Labor.

6.     CONCENTRATION OF MARKET RISK

At December 31, 2009 and 2008, approximately 33% and 40%, respectively, of the Plan's assets were invested in the common stock of the Company. The underlying value of the Company's common stock is dependent upon the performance of the Company, the market's evaluation of such performance and overall market conditions. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the participant's account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits. Participant contributions directed to purchase the Company's common stock are limited to 20% of the participant's total contributions.

7.     RECONCILIATION TO FORM 5500

Form 5500 requires that all earnings, expenses, gains or losses and unrealized appreciation or depreciation be included in computing net investment gain or loss on common/collective trusts, registered investment companies (mutual funds) and pooled separate accounts.

The reconciliation of investment income per the Schedule H of the Form 5500 to the financial statements is as follows:

	Year Ended December 31,

	2009	2008
As reported on Form 5500-Schedule H:
Part II, Line 2(b)(1)(G) Total interest	$38,787	$55,655
Part II, Line 2(b)(2)(D) Total dividends	34,953	-
Part II, Line 2(b)(4)(C) Net loss on sale of assets	(119,147)	(11,851)
Part II, Line 2(b)(5)(C) Total unrealized appreciation of assets	610,351	940,131
Part II, Line 2(b)(6) Net investment gain (loss) from
common/collective trusts	882,063	(1,168,629)
Part II, Line 2(b)(10) Net investment gain (loss) from
registered companies	505,605	(843,141)

	$1,952,612	$(1,027,835)

As reported on audit report:
Net appreciation (depreciation) in fair value of investments	$1,877,924	$(1,171,629)
Interest and dividends	74,688	143,794

	$1,952,612	$(1,027,835)

Benefit claims payable are reported as a liability on Form 5500 but are not recorded as a liability on the financial statements prepared in accordance with GAAP. Excess contributions are recorded as a liability on the financial statements in accordance with GAAP, but not recorded as a liability on Form 5500.

The reconciliation of net assets per Schedule H of the Form 5500 to the financial statements is as follows:
	December 31,

	2009	2008

Net Assets per Form 5500 - Schedule H	$12,681,561	$10,232,471
Amounts due to participants who have withdrawn but not paid	6,982	18,527
Liability for excess contributions at December 31	(25,906)	(25,369)

Net Assets per financial statements	$12,662,637	$10,225,629

The reconciliation of change in net assets per Schedule H of the Form 5500 to the financial statements is as follows:
	Year Ended December 31,

	2009	2008

Change in Net Assets per Form 5500 - Schedule H	$2,449,090	$(12,644)
Benefits to participants paid in 2010 and 2009, respectively	6,982	18,527
Excess contributions to be refunded in 2010 and 2009, respectively	(25,906)	(25,369)
Benefits to participants paid in 2009 and 2008, respectively	(18,527)	(45,606)
Excess contributions to be refunded in 2009 and 2008, respectively	25,369	30,553

Change in Net Assets per financial statements	$2,437,008	$(34,539)

8.     FAIR VALUE MEASUREMENTS

The FASB issued Accounting Standards Codification ("ASC"), Fair Value Measurements ("ASC 820-10"), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted ASC 820-10. ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of ASC 820-10 did not have a material impact on the Plan's financial statements. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for instruments measured at fair value.

Money Market Funds

These investments are public investment vehicles valued using $1 for the net asset value ("NAV"). The money market funds are classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are valued at the NAV of shares held by the Plan at year end. The mutual funds are classified within level 1 of the valuation hierarchy.

Common Collective Trust Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

First Cash Financial Services, Inc. Common Stock

First Cash Financial Services, Inc. common stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within level 1 of the valuation hierarchy.

Participant Loans

Loans to plan participants are valued at cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:
	Fair Value Measurements Using

	Level 1	Level 2	Level 3	Total
Balance at December 31, 2009:
Common stock	$4,137,858	$-	$-	$4,137,858
Common collective trusts	-	4,534,180	-	4,534,180
Mutual funds	2,459,951	-	-	2,459,951
Money market funds	800,382	-	-	800,382
Participant loans	-	-	703,054	703,054

Total investments	$7,398,191	$4,534,180	$703,054	$12,635,425

Balance at December 31, 2008:
Common stock	$4,065,746	$-	$-	$4,065,746
Common collective trusts	-	3,369,617	-	3,369,617
Mutual funds	1,683,206	-	-	1,683,206
Money market funds	518,428	-	-	518,428
Participant loans	-	-	609,754	609,754

Total investments	$6,267,380	$3,369,617	$609,754	$10,246,751

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets:
	Year Ended December 31,

	2009	2008
Level 3 Assets - Participant Loans:
Balance at beginning of year	$609,754	$743,546
Issuances, repayments and settlements, net	93,300	(133,792)

Balance at end of year	$703,054	$609,754

SUPPLEMENTAL SCHEDULE

FIRST CASH 401(k) PROFIT SHARING PLAN

Schedule H, line 4i -Schedule of Assets (Held at End of Year)

EIN: 75-2237318               Plan Number: 001

December 31, 2009
(a)	(b)	(c)	(d)	(e)
		DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUER,	INCLUDING MATURITY DATE,
	BORROWER, LESSOR	RATE OF INTEREST, COLLATERAL		CURRENT
	OR SIMILAR PARTY	PAR OR MATURITY VALUE	COST	VALUE

	Money Market Funds:
*	TD Ameritrade Trust Company	TD Bank USA Institutional MMDA	**	$679,885
*	TD Ameritrade Trust Company	TD Bank USA MMDA	**	120,497

				800,382
	Mutual Funds:
	Dimensional Fund Advisors	US Large Cap Value Fund	**	670,645
	Dreyfus	Small Cap Index Fund	**	241,410
	Dreyfus	Basic S&P 500 Stock Index Fund	**	242,698
	T. Rowe Price	Equity International Equity Index Fund	**	693
	American Funds	EuroPacific Growth Fund	**	646,865
	American Funds	Investment Company of America Fund	**	1,250
	Vanguard	Short Term Bond Index Fund	**	251,565
	Vanguard	Growth Index Fund	**	404,220
	Vanguard	Mid Cap Index Fund	**	605

				2,459,951
	Common/Collective Trust Funds:
*	TD Ameritrade Trust Company	StarCore I Fund	**	164,110
*	TD Ameritrade Trust Company	StarCore II Fund	**	2,451,168
*	TD Ameritrade Trust Company	StarCore III Fund	**	515,244
*	TD Ameritrade Trust Company	StarCore IV Fund	**	495,228
*	TD Ameritrade Trust Company	StarCore Global Value Fund	**	161,930
*	TD Ameritrade Trust Company	StarCore International Fund	**	133,053
*	TD Ameritrade Trust Company	StarCore US Fund	**	54,277
*	TD Ameritrade Trust Company	StarTrack 2010 Fund	**	100,728
*	TD Ameritrade Trust Company	StarTrack 2020 Fund	**	178,859
*	TD Ameritrade Trust Company	StarTrack 2030 Fund	**	177,033
*	TD Ameritrade Trust Company	StarTrack 2040 Fund	**	102,550

				4,534,180

*	First Cash Financial Services, Inc.	Common Stock	**	4,137,858

*	Participant loans	4.5% - 9.5% interest and varying	0	703,054
		maturities through 11/30/2034

	Total Investments			$12,635,425

*	Party-In-Interest
**	Historical cost information not required for participant directed accounts

See Report of Independent Registered Public Accounting Firm.

REQUIRED INFORMATION

ITEM 1 Not Applicable.

ITEM 2 Not Applicable.

ITEM 3 Not Applicable.

ITEM 4 Financial Statements and Exhibits

(a)   Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

(b)   Exhibits:

23.1    Consent of Independent Registered Public Accounting Firm

32.1    Certification of Plan Administrator

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2010

FIRST CASH 401(k) PROFIT SHARING PLAN

By:	/s/ Rick Wessel

Plan Administrator